Review and Recommendations

Vet 1-4 Mineral Claims

Blair Junction Area

Esmeralda County

Nevada, USA

Prepared by: Western Minerals Inc.

For: Dafoe Corp.

Dated: August 14, 2008

Table of Contents

Page

Contents

2

Illustrations

3

0.0

Summary

4

1.0

Introduction and Terms of Reference

5

1.1

Glossary

5

2.0

Disclaimer

7

3.0

Property Description and Location

7

4.0

Accessibility, Climate, Local Resources,

Infrastructure and Physiography

8

5.0

History

9

6.0

Geological Setting

6.1

Regional Geology

10

6.2

Local Geology

10

6.3

Property Geology

11

6.4

Deposit Type

11

6.5

Mineralization

12

7.0

Exploration

7.1

Geophysics of the Vet 1-4 Mineral Claims

12

7.2

Geochemistry of the Vet 1-4 Mineral Claims

12

8.0

Drilling

12

9.0

Sample Method and Approach

13

9.1

Results

13

Page

10.0

Sample Preparation, Analyses and Security

13

11.0

Data Verification

14

12.0

Adjacent Properties

14

13.0

Mineral Processing and Metallurgical Testing

14

14.0

Mineral Resource and Mineral Reserve Estimates

14

15.0

Other Relevant Data and Information

14

16.0

Interpretation and Conclusions

15

17.0

Recommendations

15

17.1

Recommended Drilling

16

18.0

References

16

19.0

Author’s Qualifications and Certification

17

Illustrations

Location

Figure 1.

Location Map, As Shown

after page 4

Figure 2.

Claim Area Map, As Shown

after page 7

Figure 3a.

Regional Geology Map, 1:250,000

after page 8

Figure 3b.

Legend to Accompany Figure 3a.

after Fig. 3a.

Figure 4.

Aeromagnetic Map, 1:250,000

after page 12

0.0

Summary

The Vet property consists of four contiguous, located, lode mineral claims, Vet 1-4 comprising a total of 82.64 acres. Dafoe Corp., a Nevada, U.S.A. corporation is the beneficial owner of the mineral claims.

The Vet 1-4 mineral claims are underlain by Quaternary age unconsolidated material comprised of desert wash, colluvium, alluvium and playa deposits.

The underlying rock units below the overburden cover exhibit elliptical patterns with and overall northwest-southeast trending aeromagnetic pattern that may indicate a response due to a rock contact. It is felt that the variations in the magnetic gradient may be a response to "roof pendants", such as the slightly older tuffaceous shale and sandstone in contact with the slightly younger age andesitic volcanic rock units.

All of the mineral claim area is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated these northeasterly to east-westerly trending zones. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and soil geochemistry program. An exploratory drilling program could follow the Phase 1and 2 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0

Introduction, Terms of Reference

The report on the "Vet 1-4 Mineral Claims, Blair Junction Area, Esmeralda County, Nevada, USA”, includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Dafoe Corp. The author of this report is a Qualified Person. He is a registered Professional Geoscientist and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 34 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as “Google”. Search for “Dictionary of Earth Science Terms”, then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1

Glossary

(Specific to a Report on the Vet 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated August 14, 2008 on behalf of Dafoe Corp.).

Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder. Total intensity magnetic field of the earth in nanoteslas relative to an arbitrary datum.

Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

Aphanitic - fine grained crystalline texture.

Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

Overburden or Drift Cover - any loose material which overlies bedrock.

Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

Quarternary - the youngest period of the Cenozoic era.

Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

Trachyte - fine grained or glassy equivalent of a syenite.

Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0

Disclaimer

The author reviewed the historical data and has personally visited the property area.  This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0

Property Description and Location

The Vet 1-4 mineral claims consist of 4 located claims in one contiguous, 2x2 group that are listed as follows:

Name

Area

Good to Date

Vet 1

20.66 ac.

Sept. 1, 2008

Vet 2

20.66 ac.

Sept. 1, 2008

Vet 3

20.66 ac.

Sept. 1, 2008

Vet 4

20.66 ac.

Sept. 1, 2008

The beneficial owner of the above listed mineral claim is Dafoe Corp., 1802 North Carson St., Suite 212, Carson City, NV 89701. Attention: Kyle Beddome, President/Director.

The Vet 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area can be located on the Esmeralda County 1:250,000 map sheet or the Blair Junction Quadrangle 71/2' map sheet. At the center of the property the latitude is 38° 02.400' N and the longitude is 117° 46.000' W. The Vet 1-4 mineral claims lie approximately 30 airmiles west of Tonopah, NV.

4.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Vet property lies in the west central area of the State of Nevada west of the Town of Tonopah and is accessible from Highway 95 by traveling west of the Town for 33.5 miles and turning north on a gravel road 0.5 miles before Blair Junction or the Silver Peak cutoff (Nevada Highway 265). Go north for 1 mile to a fork in the road, stay to the left (north) for I mile to the mineral claims.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent this amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F° average with high spells of 100+F° while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F° with low spells down to -20 F°.

The Town of Tonopah offers much of the necessary amenities required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south of Tonopah.

Infrastructure such as highways and secondary roads, communications, accommodations and supplies that are essential to carrying-out an exploration program are at hand in the Tonopah area.

The Vet property lies in gentle south-sloping terrain that occurs on the apron below the southern flank of Monte Cristo Range. Much of this area with many broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Juniper and pinon growing above 6,500' with pinon becoming more dominant at higher elevations. The area is arid to semi-arid. Many intermittent, old south draining water courses traverse the area, but surface water is very scarce and potable surface water does not occur. Drilling water would have to be trucked from springs occurring in the general area, i.e. from the Coaldale or Gilbert areas. Mining holds an historical and contemporary place in the development and economic well being of the area.

The claim area ranges in elevation from 5,100' to 5,140' mean sea level. The physiographic setting of the property can be described as typical desert in the valleys within a gently south sloping terrain and a mosaic of southerly draining, dry watercourses that traverse the general area. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably.

5.0

History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Weepah camp of silver-gold discoveries about 1904, the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921, the Gilbert Camp in 1924 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

6.0

Geological Setting

6.1

Regional Geology

The regional geology of Nevada is depicted as being underlain by all major types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature suggests W to E compression that has expression through low angle thrust faulting and bringing the older rock units into contact with the younger units as a detached assemblage. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

The geology of Esmeralda County has been recognized to contain three unconformable assemblages; the older sedimentary and metamorphic units with a mid-aged sedimentary and igneous assemblage and the youngest volcanic-sedimentary assemblage. These major divisions are divided by unconformities, i.e. periods of age that are not represented or erosion gaps in the record.

6.2

Local Geology

The local geology within the Weepah area appears to be represented by the older meta-sedimentary contacting with the younger Jurassic aged intrusive rock units. The youngest Post Plutonic assemblage occurs about the older rock units. Thrust faulting is evident in the area and may offer exploration potential.

Tertiary age volcano-sediments and ash fall tuff units are abundant on the west side of the Weepah hills. Much of the area has very young unconsolidated cover on the flanks of many of the hills and older stream courses.

6.3

Property Geology

The geology of the Vet property area may be described as being covered by Quaternary age desert wash, collovium, alluvium and playa deposits and Tertiary age andesitic volcanic rock units.

This young covered south sloping area occurs near larger adjacent areas of rock exposure and known mineral occurrences on the northern flank of the colluvial apron that exhibits a good geological setting and an excellent target area in which to conduct mineral exploration.

Thrust faulting is evident within adjacent rock exposure areas near the north side of the mineral claims. Many more areas exhibiting thrusting are evident on the flanks of the alluvial covered valleys particularly on the north-east and south sides of the Monte Cristo Range mineral occurrences and structurally prepared bedrock should be sought after in those areas.

6.4

Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield, Divide and the Gilbert areas. Base metal deposits are more commonly of interest now than in the past and may be sought in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in close proximity to the mineral claim area.

The base and precious metal deposit types that historically predominate in the general area are as the copper-gold or copper-molybdenum porphyry occurrences with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization.

Geophysical techniques may be most effective in the covered areas as a follow-up to the prospecting and soil sampling program.

6.5

Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0

Exploration

7.1

Geophysics of the Vet 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

The Vet property is seen to lie in an area of consistent NW-SE aeromagnetic trend. The moderately strong changes in gradient of the aeromagnetic contours in the claim area suggests changes that may be related to fault contacts and underlying intrusive activity. In this area ground geophysical surveys may add more detail to our understanding of the possible potential of the mineral claims.

7.2

Geochemistry of the Vet 1-4 Mineral Claims

To the best of the authors' knowledge, the Vet property may not have undergone any detailed ground exploration work including soil geochemistry which may have usefulness in this area. Although much surface hand trenching has been performed in both the regional and local areas. The author favors some mobile metal ion (MMI) soil sampling and very selective, total digestion method followed by a sensitive trace element analyses.

8.0

Drilling

No drilling appears to have taken place on the area covered by the Vet 1-4  mineral claims.

9.0

Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2”x2”x2” of freshly broken material. The sample grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1

Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0

Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The relatively new and proprietary digestive method called mobile metal ions (MMI) may be very useful in our exploration. The samples in the desert climates are taken consistently from between 4" and 8" in the material below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than the standard soil sampling method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0

Data Verification

Previous exploration has not been conducted on these mineral claims by the author, but the good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0

Adjacent Properties

The Vet 1-4 mineral claims occur in a general area that has undergone some prospecting in the past. The general area has known barite occurrences, as well as gold and silver potential. The Vet property does have mineral claims in a general area of abundant claim staking.

13.0

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Vet property.

14.0

Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0

Other Relevant Data and Information

All relevant data and information concerning the Vet property has been presented in this report.

16.0

Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the discovery of a large, possibly low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Vet 1-4 mineral claims.

17.0

Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the mineral claim area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as the aeromagnetic survey may indicate possible exploration areas of interest within the Vet 1-4 mineral claims.

Prospecting, mapping and a reconnaissance geochemical soil survey of the claim area should be undertaken if and when the Company is in a position to do so. The following two phase exploration proposal and cost estimate is offered with the understanding that consecutive exploration phases are contingent upon positive results being obtained from each preceding phase:

Phase 1

Detailed prospecting, mapping and MMI soil geochemistry.

This program is expected to take 30-45 days to complete

including turnaround time on the analyses that are conducted in Australia. The estimated cost for this all inclusive

program is

$ 8,000

Phase 2

Magnetometer and VLF electromagnetic or other geophysical

grid-controlled surveys over the areas of interest determined by the Phase 1 survey. This program is expected to take one

month to complete. Included in this estimated cost is

transportation, accommodation, board, grid installation, the geophysical surveys, maps and report

9,000

Total

$ 17,000

17.1

Recommended Drilling

No recommendations for drilling on the Vet 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 2 this decision could possibly then be made.

18.0

References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

Stager, Harold K. and Tingley, Joseph V., 1988. Tungsten Deposits in Nevada. Bulletin 105, Nevada Bureau of Mines and Geology.

19.0

Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

1.0

I am currently a self employed consulting geologist with Western Minerals Inc. that maintains an office at 4590 Deodar Road, P.O. Box 3540, Silver Springs, NV 89429.

2.0

I am a graduate of the University of British Columbia (1969), B. Sc.Major Geology).

3.0

I am a member in good standing of with The Association of Professional Engineers and Geoscientists of British Columbia and I am a Fellow of the Geological Association of Canada.

4.0

I have worked as a geologist for a total of 38 years since graduation.

5.0

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.0

I am responsible for the preparation of sections 1 to 19 of the technical report titled “Review and Recommendations, Vet 1- 4 Mineral Claims, Blair Junction Area, Esmeralda County, Nevada, USA.” dated August 14, 2008 (the Technical Report) relating to the Vet mineral property.

7.0

I have had prior involvement in the general area and specifically the areas west, north and south of the Vet 1-4 mineral claims.

8.0

I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose would make the Technical Report misleading.

9.0

I am independent of the issuer and have neither interest in the Vet 1-4 mineral claims nor Dafoe Corp.

10.0

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

11.0

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Silver Springs, Nevada this 14th Day of August, 2008.

James W. McLeod, P. Geo.

Qualified Person

18